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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 5)*

                                CHEROKEE, INC.
                                --------------
                               (Name of Issuer)

                          COMMON STOCK, NO PAR VALUE
                          ---------------------------
                        (Title of Class of Securities)

                                   16444H102
                                (CUSIP Number)

      Ronald P. Givner, Esq., c/o Jeffer, Mangels, Butler & Marmaro LLP, 2121 Avenue of the Stars, 10th Floor, Los Angeles, California 90067,
                                (310) 203-8080
    ----------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               December 15, 1997
                           -------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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  CUSIP NO. 16444H102              SCHEDULE 13D
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      ROBERT MARGOLIS

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      SOURCE OF FUNDS*
 4
      NOT APPLICABLE

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                            [_]


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.

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                          SOLE VOTING POWER
                     7
     NUMBER OF            870,576 SHARES OF COMMON STOCK

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,103,427 SHARES OF COMMON STOCK
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             870,576 SHARES OF COMMON STOCK

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          1,103,427 SHARES OF COMMON STOCK

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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      1,974,003 SHARES OF COMMON STOCK

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12                                                                 [_]


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      22.9%

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      TYPE OF REPORTING PERSON*
14
      IN

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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          This Amendment No. 5 (this "Amendment No. 5"), filed on behalf of
Robert Margolis, a citizen of the United States, amends and supplements the statements on Schedule 13D, as originally filed with the Securities and Exchange Commission (the "Commission") with respect to Mr. Margolis' ownership of common stock, par value $.02 per share, of Cherokee Inc. (the "Company"), as previously amended by four (4) separate amendments thereto, each filed with the Commission (as so previously amended, the "Schedule 13D"). Unless otherwise indicated, all information contained in the Schedule 13D shall not be invalidated by the filing of this Amendment No. 5 and shall remain as true and correct as of the date hereof with reference to the facts in existence as of the date the Schedule 13D or amendment containing such information was filed with the Commission.

       The sole purpose of this Amendment No. 5 is to report (a) transactions by Mr. Margolis involving (i) the exercise of an option and (ii) the gift of stock to a foundation and (b) transactions by The Newstar Group, Inc. d/b/a The Wilstar Group ("Wilstar"), a California corporation of which Mr. Margolis is the chief executive officer and sole shareholder, involving (i) the acquistion of shares of common stock of the Company through the exercise of an option, (ii) the transfer of shares of the Company by Wilstar to former shareholders of Wilstar in connection with the redemption of their shares in Wilstar and (iii) the transfer of shares of the Company to employees of Wilstar. Wilstar is concurrently filing a Schedule 13D reflecting its acquisition of shares upon exercise of the options.

ITEM 1.      SECURITY AND ISSUER

Securities:  Common Stock, $.02 par value ("Common Stock").

             Option to acquire Common Stock (the "Option").

Issuer:      Cherokee, Inc.
             6835 Valjean Avenue
             Van Nuys, California  91406

ITEM 2.      IDENTITY AND BACKGROUND

             a.   Robert Margolis

             b.   6835 Valjean Avenue
                  Van Nuys, California 91406

             c. Chief Executive Officer, Chairman, Member of the Board of Directors Cherokee Inc., 6835 Valjean Avenue, Van Nuys, California 91406

             d. The reporting person has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

             e. The reporting person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or

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               prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

          f.   United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Not Applicable.

ITEM 4.   PURPOSE OF THE TRANSACTION

          See Item 5.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          As a result of his being a director and Chief Executive Officer of Wilstar and his ownership of 100% of the outstanding shares of Wilstar, Mr. Margolis is deemed the indirect beneficial owner of the 1,103,427 shares of common stock of Cherokee, Inc. owned by Wilstar.

          On December 20, 1997, Wilstar transfered 17,500 shares of Cherokee, Inc. to certain of its employees.

          On December 29, 1997, Wilstar exercised, for $3.00 per share, an existing option granted by Cherokee, Inc. for 675,670 shares of the Common Stock of Cherokee, Inc. Such transaction did not change Wilstar's aggregate pecuniary interests in the shares it beneficially owned in Cherokee, Inc. since the shares underlying such option were already included in such beneficial ownership.

          On December 30, 1997, Wilstar transferred 354,743 shares of the Common Stock of Cherokee, Inc, it held to five former shareholders in partial consideration for the redemption of their shares in Wilstar. Prior to the redemptions, which were effective as of June 1, 1997, Mr. Margolis only owned 50.17% of the interests in Wilstar and thus actually owned only an indirect 50.17 % economic interest in the shares of Cherokee, Inc. held by Wilstar. The other five former shareholders of Wilstar held the remaining 49.83% economic interest in Wilstar and the redemptions represent a distribution to them of their indirect economic interests in the Cherokee, Inc. shares held by Wilstar. Wilstar currently beneficially owns 1,103,427 shares or 12.8% of the outstanding Common Stock of Cherokee, Inc.

          On December 15, 1997, Mr. Margolis contributed 100,000 shares of the Common Stock of Cherokee, Inc. to The Robert Margolis Foundation, Inc. a California non-profit foundation he founded. Mr. Margolis disclaims any beneficial ownership of the 100,000 shares of Cherokee, Inc. held by The Robert Margolis Foundation, Inc. This report shall not be deemed an admission that Mr. Margolis is the beneficial owner of such 100,000 shares for purposes of Section 13(d) or any other purpose.

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          On December 29, 1997, Mr. Margolis exercised for $5.50 per share, an existing option granted by Cherokee, Inc. for 10,000 shares of the Common Stock of Cherokee, Inc. Such transaction did not change Mr. Margolis's beneficial interest in the shares of Cherokee, Inc. since the shares underlying such option were already included in such beneficial ownership.

          As a result of the above transactions, Mr. Margolis' pecuniary interest in the shares of Cherokee, Inc. is now 1,974,003 shares (22.9% of the shares outstanding). Included in such shares are 5,000 shares which are issuable upon the exercise of a currently exercisable Option held by Mr. Margolis individually and granted in September 1997 by Cherokee, Inc., 865,576 shares held by Mr. Margolis as Trustee of the Robert Margolis Living Trust, dated April 6, 1995 (the "Trust") and 1,103,427 shares indirectly held through Wilstar. Mr. Margolis has shared investment and dispositive power over all of the shares he indirectly beneficially owns through Wilstar, and he has sole investment and dispositive power over the shares he owns through the Trust and the shares underlying the Option held by him.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUE.

          Not applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          a.   Not applicable

                                  SIGNATURES


          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

January 9, 1998
                                      /s/ Robert Margolis
                                      _____________________________________
                                      ROBERT MARGOLIS

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